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                                   EXHIBIT 1




FEBRUARY 22, 1996
BEVERLY HILLS, CALIFORNIA



                      GIANT GROUP, LTD. NOTIFIES FIDELITY
                             GIANT IS NOT FOR SALE




         GIANT GROUP, LTD. (NYSE-GPO) announced that its Board of Directors has determined that GIANT is not for sale, and notified Fidelity National Financial, Inc. that its unsolicited proposed to acquire GIANT was considered and declined. A copy of the letter authorized by the Board and delivered to Fidelity is attached.



For further information contact:

Terry Christensen
(310) 553-3000





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                                  LAW OFFICES
           CHRISTENSEN, WHITE, MILLER, FINK, JACOBS, GLASER & SHAPIRO
               A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
                            2121 AVENUE OF THE STARS
                                EIGHTEENTH FLOOR
                      LOS ANGELES, CALIFORNIA  90067-5010
                                 (310) 553-3000
                               FAX (310) 556-2920


                               February 22, 1996



Mr. William P. Foley
Chairman and Chief Executive Officer
Fidelity National Financial, Inc.
17911 Von Karman Avenue, Suite 500
Irvine, California 92714

Dear Mr. Foley:

         I have been asked by the Board of Directors of GIANT GROUP, LTD. ("GIANT") to respond to your letter dated February 14, 1996.

         First, please be advised that GIANT declines to engage in a transaction with Fidelity National Financial, Inc. ("Fidelity"). After due consideration, the Board of Directors has determined that GIANT is not for sale. The Board believes that the future appears bright and the interests of the shareholders of GIANT would be best served if we pursue our present business plan. It has become clear through your statements and the statements of your advisors that the Fidelity plan is to bankrupt Rally's, liquidate GIANT and use the resulting cash to acquire assets for Fidelity. The Board is adamantly opposed to such a plan for GIANT. We believe that GIANT and its predecessor company which dates back to 1883 should not be destroyed to meet your often-stated need for cash in Fidelity. Nor should the 13,500 employees of Rally's and their families, or the 9 employees of GIANT and their families be subjected to the sudden loss of their jobs so you can use the cash of their companies to bolster Fidelity.

         The Board has also asked me to repeat - in writing - GIANT's position with respect to your offer to sell all of Fidelity's GIANT stock back to GIANT. The answer is - NO! This answer has already been conveyed to you through your intermediary, Mr. William Davenport. We assume you received our earlier answer since it was your friend and broker, Mr. Davenport, who said on February 9, 1996 that you had specifically authorized him to advise GIANT that you would sell all of Fidelity's GIANT shares back to GIANT for $15 per share and you





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Mr. William P. Foley
February 22, 1996
Page 2



would "go away".  As you know, GIANT's response to the offer was "NO".

         Obviously, your offer to sell Fidelity's GIANT stock to GIANT at a premium completely undermines the credibility of your purported concerns about the welfare of GIANT shareholders set forth in your letter. Consistent with both your statements and actions to date, it is quite clear that if you and Fidelity are sufficiently compensated, any supposed harm to the shareholders of GIANT and Rally's is of no concern to you. Despite the obvious hypocrisy of your complaints about GIANT's recent corporate actions, the Board has asked me to respond to certain comments in your letter:

         A. The GIANT exchange offer to acquire additional shares of Rally's. The shareholders of GIANT and Rally's, as well as the bondholders of Rally's appear to disagree with your assessment of the proposed exchange offer for Rally's. Each of the securities has reacted favorably in the marketplace. Moreover, your primary reason for objecting to the exchange offer, namely the $9.00 per share liquidation preference on the preferred stock certainly has to rate and "A+" for gall. You complain bitterly that the preferred will have an advantage over the common stock in a liquidation of GIANT. Since you and your group are the only shareholders of GIANT who actually want to liquidate the company, you can be sure that the GIANT Board does not consider this a legitimate problem. Also, there is no "double dipping" issue as you contend since the preferred stock will not have the right to be paid twice in the unlikely event of a liquidation.

                  It should also be noted that your assertions as to the proper procedure under Delaware law and NYSE rules for the issuance of the new preferred stock are simply wrong. Since you have competent counsel in both New York and California, you can easily confirm with them the fact that it is not incumbent upon our Board to seek shareholder approval prior to commencing the exchange offer.

         B. GIANT's sale of $22 Million face amount of Rally's bonds to Rally's.





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Mr. William P. Foley
February 22, 1996
Page 3



                  You vaguely object to this transaction on the theory that Rally's received a benefit at the expense of GIANT. Ironically, Rally's has been sued on the opposite theory that GIANT received a benefit at the expense of Rally's. Perhaps you and the plaintiff can sort out which fallacious theory should be pursued. Since both companies benefited substantially, the ultimate outcome is a foregone conclusion.

         C. GIANT's repurchase of certain of its shares at $10. We find Fidelity's complaints about these transactions particularly puzzling in light of the following facts:

                  (1) You have personally stated on a number of occasions, including a lengthy interview just last week in the "Orange County Business Journal" that the value of GIANT's stock is well in excess of its market price. In fact, on February 9, 1996 you told an analyst/investor information meeting at the Hyatt Grand Champions Hotel in Indian Wells, California that you valued the GIANT stock at $14 per share. One week later, on February 15, 1996, when the stock was selling at $10 per share, your General Counsel, Andrew Puzder, told the Los Angeles Times that GIANT is "an undervalued asset".

                  (2) As evidenced by your recent offer to sell your GIANT stock back to the company, you have no objection to GIANT paying $15 per share for its stock so long as you are the recipient of the money.

                  (3) Fidelity paid $10.375 per share for GIANT stock on the same day that you wrote the letter protesting the $10 price that GIANT had previously paid for its own stock. In fact, Fidelity was apparently so convinced that the stock was worth more than $10 per share that day that it was willing to violate Section 10b of the Securities and Exchange Act of 1934 in order to buy 45,000 shares from GIANT shareholders who could not know that Fidelity, contrary to its existing 13D, had made the decision to offer $12 per share for the





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Mr. William P. Foley
February 22, 1996
Page 4



                          same stock it was buying for $10.375 per share. Without getting into the details here, it is obvious that the GIANT shareholders who sold on February 14, 1996 should have been told about the Fidelity offer dated the same day and that this "front-running" by Fidelity violates existing law.

                          (4) Over 1,100 companies had stock buy back programs in 1995 to the delight of their shareholders. Contrary to your assertion, when stock is repurchased all shareholders receive increased voting power - even shareholders with a pernicious intent, or a desire to elect directors willing to liquidate the company.

         D.      The adoption by GIANT of a Shareholders Rights Plan.
                 As you should know, in general, shareholder rights plans are adopted to increase the negotiating leverage of a Board of Directors in dealing with unsolicited offers which might not be made to fairly benefit all shareholders. Shareholder rights plans seek to ensure that a Board has the ability to discuss and/or negotiate in order to protect the interests of the company and its shareholders. The GIANT Board believes that the adopted plan does just that.

                 Although there are many other misconceptions and misstatements in your letter, it would serve no purpose to go into each of them at this point. Suffice it to say that the GIANT Board understands your stated desire to buy other businesses for Fidelity in order to avoid the cyclical nature of Fidelity's business. The Board even understand your desire to liquidate other public companies in order to strip them of their cash for your own use. (Even though it understands, the Board does not share your enthusiasm for such a business approach. In fact, as you know, Mr. Sugarman turned down your offer to join with you in the acquisition of Summit Family Restaurants, Inc. and the planned stripping of that company of its cash.) The GIANT Board cannot allow you to pursue those goals at the expense of GIANT, Rally's and their shareholders and employees. As you stated in your interview, GIANT is a "great investment." The Board cannot and will not allow Fidelity to destroy the value of





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Mr. William P. Foley
February 22, 1996
Page 5



that "great" investment for all the GIANT shareholders so that one shareholder
- Fidelity - can profit.



                                  Very truly yours,

                                        /s/

                                  Terry Christensen



TC/pl